

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Peng Xue
Chief Executive Officer
BingEx Limited
Building 6
Zhongguancun Dongsheng International Science Park
No.1 Yongtaizhuang North Road
Haidian District, Beijing 100192
People's Republic of China

> **Re: BingEx Limited**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted January 5, 2024**
> **CIK No. 0001858724**

Dear Peng Xue:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 21, 2023 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Holding Company Structure and the Contractual Arrangements with the VIE, page 7

1. We note your statement that 25.4% of your revenue was contributed by the VIE for the nine months ended September 30, 2023, compared to 100% and 96.9% for the fiscal years ended 2021 and 2022. Please revise to clarify the reason for the significant decline in revenue contributed by the VIE for the nine months ended September 30, 2023.

Management
Compensation of Directors and Executive Officers, page 154

2.   Please update your compensation disclosure for the last full financial year ending December 31, 2023. See Item 6.B of Form 20-F.

    Please contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Kimberly Calder, Staff Accountant, at 202-551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Kevin Dougherty, Attorney-Advisor, at 202-551-3271 with any other questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Energy & Transportation

cc: Shu Du